UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, April 21, 2016

In March 2016

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.4 MILLION PASSENGERS

In March 2016, Avianca Holdings and its subsidiaries carried 2,402,705 passengers, a 5.9% increase over the same period in 2015

In March, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,402,705 passengers, up 5.9% compared to March 2015. Capacity, measured in ASKs (available seat kilometers), increased 7.8%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 8.1%. The load factor for the month was 77.2%.

Domestic markets in Colombia, Peru and Ecuador

In March, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,451,929 travelers, up 6.5% compared to March 2015. Capacity (ASKs) increased 2.3%, while passenger traffic (RPKs) increased 7.6%. The load factor for the month was 76.8%.

International markets

In March, the affiliated airlines of Avianca Holdings transported 950,776 passengers on international routes, up 5.0% compared to March 2015. Capacity (ASKs) increased 9.4%, while passenger traffic (RPKs) increased 8.2%. The load factor for the month was 77.3%.

Operational Statistics	Mar-16	Mar-15	Δ YOY	1Q 2016	1Q 2015	Δ YOY	YTD 2016	YTD 2015	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,403	2,269	5.9%	7,132	6,680	6.8%	7,132	6,680	6.8%
ASK (mm)[2]	3,910	3,627	7.8%	11,504	10,549	9.0%	11,504	10,549	9.0%
RPK (mm)[3]	3,017	2,792	8.1%	9,060	8,332	8.7%	9,060	8,332	8.7%
Load Factor[4]	77.2%	77.0%	0.2pp	78.8%	79.0%	-0.2pp	78.8%	79.0%	-0.2pp

Domestic Market
PAX (K)[1]	1,452	1,364	6.5%	4,309	4,008	7.5%	4,309	4,008	7.5%
ASK (mm)[2]	839	820	2.3%	2,480	2,375	4.4%	2,480	2,375	4.4%
RPK (mm)[3]	644	599	7.6%	1,930	1,764	9.4%	1,930	1,764	9.4%
Load Factor[4]	76.8%	73.0%	3.8pp	77.8%	74.3%	3.5pp	77.8%	74.3%	3.5pp

International Market
PAX (K)[1]	951	905	5.0%	2,822	2,672	5.6%	2,822	2,672	5.6%
ASK (mm)[2]	3,071	2,806	9.4%	9,023	8,174	10.4%	9,023	8,174	10.4%
RPK (mm)[3]	2,373	2,193	8.2%	7,130	6,568	8.6%	7,130	6,568	8.6%
Load Factor[4]	77.3%	78.1%	-0.8pp	79.0%	80.4%	-1.4pp	79.0%	80.4%	-1.4pp

[1]	PAX: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. – Avianca, Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A. – Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. – LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A. – SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V. – ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name: Elisa Murgas Title: General Secretary, Vice-President of Legal Affairs